December 12, 2005

Room 4561

Ms. Angela Du
Chief Executive Officer
China Mobility Solutions, Inc.
#900-789 West Pender Street
Vancouver, B.C. Canada V6C 1H2

	Re:	China Mobility Solutions, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed November 14, 2005
		File No. 333-128323

		Form 10-KSB for the fiscal year ended December 31, 2004 Form 10-QSB for the quarter ended March 31, 2005
		Form 10-QSB for the quarter ended June 30, 2005
		Form 10-QSB for the quarter ended September 30, 2005
		File No. 0-26559

Dear Ms. Du:

      We have reviewed your responses to the comments in our letters dated July 11 and October 11, 2005 and have the following additional comments. Please note that all page references below correspond to the marked version of your registration statement provided by counsel. Please respond to our comments regarding your Form 10-KSB and Forms 10-QSB within 10 business days of the date of this letter.

Registration Statement on Form SB-2

Selling Stockholders, page 40

1. We note from the revisions you have made on page 46 that you entered into a Placement Agent Agreement with Meyers on June 30, 2005. As a follow-up to prior comment 5 of our letter dated October
11, 2005, please revise this section to provide the material terms of this agreement. Additionally, ensure that the Placement Agent Agreement is filed as an exhibit to your next amendment or incorporated by reference from a prior filing.




Legal Opinion

2. We reissue prior comment 10 of our letter dated October 11, 2005.
While your legal opinion opines on the laws of the State of Florida, it indicates that counsel is admitted to practice in the State of Colorado. As you know, counsel is permitted to opine on the laws of the states in which they are admitted to practice. Moreover, all lawyers are capable of opining on Delaware law. We also accept an opinion of counsel on a jurisdiction in which counsel is not admitted to practice so long as the opinion is not qualified to jurisdiction.
We believe that your legality opinion is qualified as to jurisdiction in that it expressly indicates that counsel is admitted to practice in Colorado, as opposed to Florida. Please revise.

Form 10-KSB for the fiscal year ended December 31, 2004, as amended

Quicknet Transactions

3. We note your response to prior comment 4 of our letter dated
July
11, 2005. The disclosure in Notes 2 and 3 to the financial statements included in your 12/31/2004 Form 10-KSB identified Quicknet as being a wholly-owned subsidiary and indicated that Quicknet`s financial information had been incorporated into the consolidation of the company effective June 30, 2004. Given that you had acquired only 49% of the equity interest in Quicknet as of December 31, 2004, explain to us your basis for concluding that Quicknet was a wholly-owned subsidiary as of that date.

4. We note that, on September 30, 2005, you acquired an additional 49% interest in Quicknet through exercising the option under the original purchase agreement. In accounting for the additional 49% acquisition you recorded goodwill, as reported in Note 4 to the financial statements in the Form 10-QSB filed for the period ended September 30, 2005. However, it appears that you did not record any goodwill when you acquired your initial 49% interest. Explain to us how you have accounted for the initial and subsequent acquisitions of equity interests in Quicknet.

5. Clarify for us how you have been accounting for your investment in
Quicknet for periods subsequent to the initial acquisition. In this regard, explain whether you have used consolidation accounting since
June 30, 2004 or have accounted for your investment using the equity method. Clarify whether, and if so, how, your accounting changed when you acquired the additional 49% interest in Quicknet during the third quarter of fiscal 2005. As part of your response, clearly explain what the line item "minority interest" within the statement of operations represents for each period presented in your financial statements.

6. It appears you exercised your option to acquire the additional
49%
through your written notice dated July 28, 2005 (Exhibit 10.20 in the
Form 8-K dated August 3, 2005). Tell us why the additional 49% acquired was not recorded for accounting purposes until September 30,
2005.

7. Regarding your response to comment No. 4 please address the following:

* Explain how you have evaluated the criteria within paragraphs 5 a-c of FIN 46 in concluding that Quicknet is not a variable interest entity.
* With respect to the amendment to the Share Purchase Agreement
(i.e.
dated February 20, 2004 -), specifically Item I, confirm that there are no restrictions placed upon the authority of the Board to control the activities of Quicknet.
* Tell us whether the proxy grant is unconditional, irrevocable and without time limit.
* Address why the sellers would enter into such a proxy grant agreement. Address the business reasons of the sellers for entering into this agreement as well as whether the sellers received any compensation of any type.
* Address whether the proxy agreement within the amendment to the Share Purchase agreement is legal under Chinese Law.
* Tell us whether there are any Board decisions which would have to be ratified by Quicknet before approval.

8. Please tell us why you have not included pro forma information as required by paragraphs 54-55 of SFAS 141.

Note 1 to the Financial Statements-Revenue Recognition

9. We note your response to prior comment 2 of our letter dated
July
11, 2005. You indicate that you recognize the mobile subscription revenue by allocating the revenue over the service period.
Clarify
for us what you meant by "allocated over the service period." Further, address how you account for your service arrangements when they exceed a one year timeframe.

Form 10-QSB for the quarter ended September 30, 2005

Unit Issuance

10. We note the issuance of the Units in a private placement in August of 2005 and the recording of a beneficial conversion feature under EITF 98-5.  Each Unit consisted of senior convertible
debentures and Class A and Class B warrants.   Based on the
information provided in your notes to the financial statements it would appear that EITF 00-19 should be applied when evaluating whether the embedded derivative instruments qualify as equity instruments or as liabilities. See paragraphs 4 and 68 of EITF 00-
19. That is, any embedded derivative instrument must first be analyzed under paragraph 12 of SFAS No. 133 to determine whether the
instrument should be separated from the host contract.   If the
instrument meets the definition of an embedded derivative, that derivative must be analyzed to determine whether it is an equity instrument or a liability. In this regard, the embedded derivative instrument must be evaluated using EITF 00-19 paragraphs 12 to 32 to determine whether that instrument would be classified in stockholders` equity (i.e., an equity instrument). If it is determined that if on a freestanding basis it would qualify as an equity instrument it would not be within the scope of SFAS 133. See paragraph 11 of SFAS 133. If the instrument is deemed a liability, the instrument will be subject to SFAS 133 and it would be recorded at fair value. See paragraph 66 of EITF 00-19. We believe that you should reconsider the August 2005 financing agreements to determine whether they include any embedded derivatives. Features that appear to require evaluation include:

* The conversion rights embedded in the convertible notes.
Carefully
consider any anti-dilution or other provisions that could result in the conversion ratio not being fixed. See EITF 00-19, par. 4.

* The redemption/prepayment provisions.  See DIG B-16.

11. You should review the arrangements to identify all embedded derivative instruments as the above features are only examples of possible instruments embedded in your convertible notes. The identification, classification and measurement of these instruments should be undertaken by management at each reporting period, in accordance with SFAS No. 133 and EITF 00-19. For example, an instrument that could have qualified as an equity instrument in prior reporting periods now may be considered a liability because the instrument must be reassessed at each reporting period. See paragraph 10 of EITF 00-19.

Once you have identified the instruments involved and performed a valuation of each, please provide us with a narrative describing your identification and classification process and the methodology, including any variables, used in your valuation of these instruments.

12. We note your disclosure regarding warrants issued as part of the issuance of the Units including disclosure regarding both registration rights and liquidation damages. Please explain to us how you have classified and accounted for these warrants. The classification of the warrants should be evaluated using conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether they represent equity instruments or liabilities. Since the classification of the warrants is subject to satisfying those conditions, it appears that the warrants may not qualify as equity instruments due, in part, to the liquidated damages provisions. See paragraph 16 of EITF 00-19. If so, the warrants would be deemed a liability and subject to SFAS 133 and fair value accounting. See paragraph 6 of SFAS 133.

Controls and Procedures, page 18

13. We note that the "Conclusions" section of your controls and procedures disclosure indicates that your CEO and CFO concluded that your disclosure controls and procedures were effective at the reasonable assurance level, but we also note that the definition of
"disclosure controls and procedures" you have provided does not correspond with the definition set forth in Rule 13a-15(e) of the Exchange Act. Please confirm that management`s effectiveness determination was made with respect to the company`s disclosure controls and procedures as that term is defined under the Act or advise. Additionally, please ensure that your next periodic filing either includes language that accurately tracks the definition of disclosure controls and procedures or includes no such language and instead refers to the definition included in Rule 13a-15(e).

14. As a follow-up to the comment above, we note that the effectiveness determination made my management "is subject to [y]our earlier determination that there were material weaknesses in
[y]our
disclosure controls in your operations in China... ."  Please confirm
that your effectiveness determination was made based on all relevant information at the time, including the fact that a material weakness had previously been identified and that the statement quoted above was not meant to indicate that your disclosure controls and procedures were effective except for the fact that a material weakness existed.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Marc Thomas at (202) 551-3452 with questions regarding the financial statements or related matters. For all other questions, you may contact Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3730.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile (212) 451-2999
	Mr. Elliot Lutzker, Esq.
	Robinson & Cole LLP
	Telephone: (212) 451-2900


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Ms. Angela Du
China Mobility Solutions, Inc.
December 12, 2005
Page 1